August 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Pamela A. Long, Esq.

Re:	Microfield Group, Inc.
Form S-1 filed July 10, 2008
File No. 333-152249

Dear Ms. Long:

This letter sets forth the responses of Microfield Group, Inc., an Oregon corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 6, 2008 concerning the Company’s Registration Statement on Form S-1 (File No. 333-152249) filed with the Commission on July 10, 2008 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated August 6, 2008.  References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to Form S-1 which is being filed herewith.  For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

General

1.
Please be advised that we will not be able to declare this registration statement effective until all outstanding July 10, 2008 comments on your annual report on Form 10-K for the year ended December 29, 2007 are resolved.

A response letter to the Staff’s July 10, 2008 comments on the Company’s annual report on Form 10-K for the year ended December 29, 2007 was filed with the Commission on August 22, 2008.

Registration Statement Cover Page

2.
Please reconcile the number of shares being registered stated in the Calculation of Registration Fee table and cover page of the prospectus, 22,227,009, with the number that you state are being registered in this offering in the Explanatory Note below the table.  Ensure that the selling stockholder table shows the same number of shares as being offered as well.

We have reconciled the number of shares being registered stated in the Calculation of Registration Fee table and cover page of the prospectus with the 22,078,850 shares of common stock as stated in the Explanatory Note.  We have ensured that the selling stockholder table shows the same number of shares as being offered.

The Offering, page 2

3.	The number of shares being offered by selling stockholders underlying preferred shares and warrants appears to be different than the numbers on the prospectus cover page. Please revise.

We have revised the number of shares being offered by selling stockholders so that it agrees with the numbers on the prospectus cover page.

Selling Stockholders, page 32

4.
For any selling stockholders that are not public companies, please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

We have included a table in the Selling Stockholders section which identifies the natural person or persons having sole or shared voting and investment control over the securities held by entities.

5.
Please describe here or elsewhere in the prospectus how the selling stockholders received the shares they are offering for resale.  We note your recent private placement, however it appears that at least some of the shares being offered might have been received in other transactions.

We have added footnotes to the Selling Stockholders table describing how the selling stockholders received the shares they are offering for resale.

Description of Securities, Preferred Stock, page 35

6.
Please reconcile the disclosure here and in the financial statements that there are no issued and outstanding preferred shares with the nature of this offering that involves the resale of shares issuable upon the conversion of preferred stock.

We have modified the Calculation of Registration Fee table as well as the Selling Stockholders table footnotes to indicate that no shares of common stock being registered are issuable upon exercise of outstanding preferred stock.

The Company acknowledges that: 1) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; 2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey J. Fessler